Exhibit 4.1

JANUS LIVING, INC.

ARTICLES OF AMENDMENT AND RESTATEMENT

FIRST:                   Janus Living, Inc., a Maryland corporation (the “Corporation”), desires to amend and restate its charter (the “Charter”) as currently in effect and as hereinafter amended.

SECOND:             The following provisions are all the provisions of the Charter currently in effect and as hereinafter amended:

ARTICLE I

INCORPORATOR

Carol B. Samaan, whose address is 1900 Main Street, Suite 500, Irvine, CA 92614, being at least 18 years of age, formed a corporation under the general laws of the State of Maryland on January 5, 2026.

ARTICLE II

NAME

The name of the Corporation is:

Janus Living, Inc.

ARTICLE III

PURPOSE

The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, engaging in business as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or any successor statute (the “Code”)) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force. For purposes of the Charter, “REIT” means a real estate investment trust under Sections 856 through 860 of the Code or any successor provisions.

ARTICLE IV

PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT

The address of the principal office of the Corporation in the State of Maryland is c/o The Corporation Trust Incorporated, 2405 York Road, Suite 201, Lutherville Timonium, Maryland 21093-2264. The name of the resident agent of the Corporation in the State of Maryland is The Corporation Trust Incorporated, whose address is 2405 York Road, Suite 201, Lutherville Timonium, Maryland 21093-2264. The resident agent is a Maryland corporation.

ARTICLE V

PROVISIONS FOR DEFINING, LIMITING AND REGULATING CERTAIN POWERS OF THE CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 5.1             Number of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors of the Corporation is three (3), which number may be increased or decreased only by the Board of Directors pursuant to the bylaws of the Corporation (the “Bylaws”), but shall never be less than the minimum number required by the Maryland General Corporation Law (the “MGCL”). The names of the directors who shall serve until their successors are duly elected and qualify are:

Scott M. Brinker

Kelvin O. Moses

Tracy A. Porter

The Board of Directors may increase the number of directors and may fill any vacancy, whether resulting from an increase in the number of directors or otherwise, on the Board of Directors in the manner provided in the Bylaws.

Section 5.2             Extraordinary Actions. Except as specifically provided in Section 5.7 (relating to removal of directors) and in Article VIII (relating to certain amendments of the Charter of the Corporation), notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 5.3             Authorization by Board of Directors of Stock Issuance. The Board of Directors, without approval of the stockholders of the Corporation, may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend or for the purpose of qualifying as a REIT under the Code), subject to such restrictions or limitations, if any, as may be set forth in the MGCL, the Charter or the Bylaws.

Section 5.4             Preemptive and Appraisal Rights. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Section 6.4 or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the Board of Directors, upon the affirmative vote of two-thirds of the entire Board of Directors, shall determine that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Section 5.5             Determinations by Board of Directors. The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors consistent with the Charter, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation or resolution of any ambiguity with respect to any provisions of the Charter (including any of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of stock of the Corporation); the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or of any shares of stock of the Corporation; the number of shares of stock of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the Charter or Bylaws or otherwise to be determined by the Board of Directors.

Section 5.6             REIT Qualification. For so long as the Corporation has elected to qualify as a REIT for U.S. federal income tax purposes, the Board of Directors shall use its reasonable best efforts to take such actions as it determines are necessary or appropriate to preserve the status of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT, the Board of Directors may (or may cause the Corporation to) revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. The Board of Directors, in its sole and absolute discretion, also may (a) determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VII is no longer required for REIT qualification and (b) make any other determination or take any other action pursuant to Article VII.

Section 5.7             Removal of Directors. Subject to the rights of holders of one or more classes or series of Preferred Stock (as defined below) to elect or remove one or more directors, any director, or the entire Board of Directors, may be removed from office at any time by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Section 5.8             Section 3-803 of the MGCL. The Corporation is prohibited from electing to be subject to Section 3-803 of the MGCL unless such election is first approved by the stockholders of the Corporation by the affirmative vote of a majority of all the votes entitled to be cast on the matter.

Section 5.9             Advisor Agreements. The Board of Directors may authorize the execution and performance by the Corporation of one or more agreements with any person, corporation, association, company, trust, partnership (limited or general) or other organization whereby, subject to the supervision and control of the Board of Directors, any such other person, corporation, association, company, trust, partnership (limited or general) or other organization shall render or make available to the Corporation managerial, investment, advisory and/or related services, office space and other services and facilities (including, if deemed advisable by the Board of Directors, the management or supervision of the investments of the Corporation) upon such terms and conditions as may be provided in such agreement or agreements (including, if deemed fair and equitable by the Board of Directors, the compensation payable thereunder by the Corporation).

ARTICLE VI

STOCK

Section 6.1             Authorized Shares. The Corporation has authority to issue one billion, six hundred fifty million (1,650,000,000) shares of stock, consisting of (i) one billion five hundred million (1,500,000,000) shares of Class A-1 Common Stock, par value $0.01 per share (“Class A-1 Common Stock”), (ii) one hundred million (100,000,000) shares of Class A-2 Common Stock, par value $0.01 per share (“Class A-2 Common Stock”, and together with the Class A-1 Common Stock, the “Common Stock”), and (iii) fifty million (50,000,000) shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $16,500,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Section 6.2 or Section 6.3 of this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, with the approval of two-thirds of the entire board, and without any action by the stockholders of the Corporation, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

Section 6.2             Common Stock. The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of each class of the Common Stock are as follows:

6.2.1	General. Except as otherwise expressly provided in the Charter, each share of Common Stock shall be identical in all respects and shall entitle the holder thereof to the same rights and privileges with respect thereto. The Board of Directors may reclassify any unissued shares of Common Stock from time to time into one or more classes or series of stock.

6.2.2	Voting Rights. Subject to the provisions of Article VII and any preferences of any class or series of stock of the Corporation now or hereafter classified or reclassified:

(a)	The holders of any outstanding shares of Class A-1 Common Stock and the holders of any outstanding shares of Class A-2 Common Stock shall vote together as a single class on all matters with respect to which stockholders of the Corporation are entitled to vote under applicable law, the Charter or the Bylaws, or upon which a vote of the stockholders is otherwise duly called for by the Corporation.

(b)	Each share of Class A-1 Common Stock shall entitle the holder thereof to one vote on all such matters with respect to which the stockholders are entitled to vote.

(c)	Each share of Class A-2 Common Stock shall entitle the holder thereof to one vote on all such matters with respect to which the stockholders are entitled to vote.

(d)	Neither the holders of shares of Class A-1 Common Stock nor the holders of shares of Class A-2 Common Stock shall have cumulative voting rights.

6.2.3	Dividends and Distributions. Subject to any preferences of any class or series of stock of the Corporation now or hereafter classified or reclassified, holders of shares of Class A-1 Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor. No dividends or other distributions shall be declared or paid on the Class A-2 Common Stock.

6.2.4	Liquidation, Dissolution and Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Class A-1 Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution, after payments to creditors and to holders of outstanding shares of any class or series of stock of the Corporation ranking senior to the Class A-1 Common Stock with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, in proportion to the number of shares held by them. The holders of shares of Class A-2 Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

6.2.5	Retirement and Cancellation of Class A-2 Common Stock. In the event that a common unit of membership interest (“Common Unit”) in Janus Living OP, LLC, a Maryland limited liability company (the “Operating Company”), held by a Healthpeak Entity (as defined in the Stockholders Agreement, by and among the Corporation, Healthpeak Properties, Inc., a Maryland corporation, and each of the other parties from time to time party thereto (as amended, supplemented or otherwise modified from time to time, the “Stockholders Agreement”)) is transferred (as defined in Section 6.2.6 of this Charter) to any person or entity other than a Healthpeak Entity or is redeemed for cash or exchanged for a share of Class A-1 Common Stock in accordance with the terms and conditions of the Operating Agreement of the Operating Company (as amended, supplemented or otherwise modified from time to time, the “Operating Company Agreement”), by and among the Corporation and the other persons from time to time party thereto, a corresponding share of Class A-2 Common Stock shall be transferred to the Corporation, automatically and without further action on the part of the Corporation or any holder of Class A-2 Common Stock, and thereupon such share shall be retired and cancelled and cease to be outstanding and shall constitute an authorized but unissued share of Class A-2 Common Stock, and all rights of such holder of such share of Class A-2 Common Stock shall terminate with respect to such share of Class A-2 Common Stock.

6.2.6	Ownership and Transferability of Class A-2 Common Stock. No person or entity other than the Healthpeak Entities may be a holder of any shares of Class A-2 Common Stock. Subject to the provisions of Section 6.2.5 and Article VII, shares of Class A-2 Common Stock may not be transferred to any person or entity other than another Healthpeak Entity on a one-for-one basis in connection with the transfer of Common Units to such Healthpeak Entity. For purposes of this Section 6.2.6, “transfer” means any sale, assignment, transfer, conveyance, hypothecation or other disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law; provided, however, that the granting of a proxy to officers or directors of the Corporation at the request of the Board of Directors of the Corporation in connection with actions to be taken at an annual or special meeting of stockholders of the Corporation shall not be considered a transfer within the meaning of this Section 6.2.6.

6.2.7	Termination of Management Agreement. To the extent required by the Management Agreement (as amended, supplemented or otherwise modified from time to time, the “Management Agreement”), by and among the Corporation, the Operating Company and Healthpeak Investment Management, LLC, a Delaware limited liability company, the termination of the Management Agreement shall be approved by the stockholders of the Corporation by the vote set forth in, and otherwise in accordance with the terms and conditions of, the Management Agreement.

Section 6.3             Preferred Stock. The Board of Directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Preferred Stock of any series from time to time, into one or more classes or series of stock.

Section 6.4             Classified or Reclassified Shares. Prior to issuance of classified or reclassified shares of any class or series, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the provisions of Article VII and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, including, without limitation, restrictions on transferability, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland (“SDAT”). Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 6.4 may be made dependent upon facts or events ascertainable outside the Charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary or other charter document.

Section 6.5             Charter and Bylaws. The rights of all stockholders and the terms of all stock are subject to the provisions of the Charter and the Bylaws.

Section 6.6             Stockholders’ Consent in Lieu of Meeting. Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting by consent, given in writing or by electronic transmission, in any manner permitted by the MGCL and set forth in the Bylaws of the Corporation.

ARTICLE VII

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 7.1             Definitions. For the purpose of this Article VII, the following terms shall have the following meanings:

Aggregate Stock Ownership Limit. The term “Aggregate Stock Ownership Limit” shall mean 9.8% in value of the aggregate of the outstanding shares of Capital Stock, or such other percentage determined by the Board of Directors in accordance with Section 7.2.8, excluding any such outstanding shares of Capital Stock which are not treated as outstanding for federal income tax purposes. The value of the outstanding shares of Capital Stock shall be determined by the Board of Directors, which determination shall be conclusive for all purposes hereof.

Beneficial Ownership. The term “Beneficial Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that are actually owned or would be treated as owned through the application of Section 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3)(A) of the Code. The terms “Beneficial Owner,” “Beneficially Own,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

Business Day. The term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Capital Stock. The term “Capital Stock” shall mean all classes or series of stock of the Corporation, including, without limitation, Class A-1 Common Stock, Class A-2 Common Stock and Preferred Stock.

Charitable Beneficiary. The term “Charitable Beneficiary” shall mean one or more beneficiaries of the Trust as determined pursuant to Section 7.3.6, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

Common Stock Ownership Limit. The term “Common Stock Ownership Limit” shall mean 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Class A-1 Common Stock, or such other percentage determined by the Board of Directors in accordance with Section 7.2.8, excluding any such outstanding shares of Class A-1 Common Stock which are not treated as outstanding for federal income tax purposes. The value of the outstanding shares of Class A-1 Common Stock shall be determined by the Board of Directors, which determination shall be conclusive for all purposes hereof.

Constructive Ownership. The term “Constructive Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that are actually owned or would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Own,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

Excepted Holder. The term “Excepted Holder” shall mean a stockholder of the Corporation for whom an Excepted Holder Limit is created by the Charter or the Board of Directors pursuant to Section 7.2.7.

Excepted Holder Limit. The term “Excepted Holder Limit” shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 7.2.7 and subject to adjustment pursuant to Section 7.2.7, the percentage limit established by the Board of Directors pursuant to Section 7.2.7, which limit may be expressed, in the discretion of the Board of Directors, as one or more percentages and/or numbers of shares of Capital Stock, and may apply with respect to one or more classes or series of Capital Stock or to all classes or series of Capital Stock in the aggregate.

Individual. The term “Individual” means an individual, a trust qualified under Section 401(a) or 501(c)(17) of the Code, a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, or a private foundation within the meaning of Section 509(a) of the Code, provided that, except as set forth in Section 856(h)(3)(A)(ii) of the Code, a trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code shall be excluded from this definition.

Initial Date. The term “Initial Date” shall mean the earlier of (i) the date of the closing of the issuance of Common Stock pursuant to the initial public offering of the Corporation or (ii) such other date as determined by the Board of Directors in its sole and absolute discretion.

Market Price. The term “Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such Capital Stock on such date. The “Closing Price” on any date shall mean the last sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Capital Stock is not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system on which such Capital Stock is quoted, or if such Capital Stock is not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined by the Board of Directors.

NYSE. The term “NYSE” shall mean the New York Stock Exchange.

Person. The term “Person” shall mean an Individual, corporation, partnership, limited liability company, estate, trust, association, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and a group to which an Excepted Holder Limit applies.

Prohibited Owner. The term “Prohibited Owner” shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Article VII, would Beneficially Own or Constructively Own shares of Capital Stock in violation of Section 7.2.1, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

Restriction Termination Date. The term “Restriction Termination Date” shall mean the first day after the Initial Date on which the Board of Directors determines pursuant to Section 5.6 of the Charter that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT.

Transfer. The term “Transfer” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire, or change its level of, Beneficial Ownership or Constructive Ownership, or any agreement to take any such action or cause any such event, of Capital Stock or the right to vote (other than solely pursuant to a revocable proxy) or receive dividends on Capital Stock, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record, Beneficially Owned or Constructively Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

Trust. The term “Trust” shall mean any trust provided for in Section 7.3.1.

Trustee. The term “Trustee” shall mean the Person unaffiliated with the Corporation and any Prohibited Owner, that is appointed by the Corporation to serve as trustee of the Trust.

Section 7.2             Capital Stock.

7.2.1	Ownership Limitations. During the period commencing on the Initial Date and prior to the Restriction Termination Date, but subject to Section 7.4:

(a)	Basic Restrictions.

(i)	(1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Aggregate Stock Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(ii)	No Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent that such Beneficial Ownership or Constructive Ownership of Capital Stock could result in, (A) the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (B) otherwise failing to qualify as a REIT (including but not limited to Beneficial Ownership or Constructive Ownership that could result in the Corporation constructively owning, determined in accordance with Sections 856(d)(2)(B) and 856(d)(5) of the Code, an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Corporation from such tenant, taking into account any other income of the Corporation that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause the Corporation to fail to satisfy any of such gross income requirements).

(iii)	Any Transfer of shares of Capital Stock that, if effective, would result in the Capital Stock being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

Without limitation of the application of any other provision of this Article VII, it is expressly intended that the restrictions on ownership and Transfer described in this Section 7.2.1 shall apply to restrict the rights of any members or partners in limited liability companies or partnerships to exchange their interest in such entities for shares of Capital Stock.

(b)	Transfer in Trust.

(i)	If any Transfer of shares of Capital Stock occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2.1(a)(i) or (ii):

(A)	then that number of shares of the Capital Stock, the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 7.2.1(a)(i) or (ii) (rounded up to the nearest whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Section 7.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares; or

(B)	if the transfer to the Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 7.2.1(a)(i) or (ii), then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate Section 7.2.1(a)(i) or (iii) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(ii)	In determining which shares of Capital Stock are to be transferred to a Trust in accordance with this Section 7.2.1(b) and Section 7.3 hereof, shares shall be so transferred to a Trust in such manner as minimizes the aggregate value of the shares that are transferred to the Trust (except as provided in Section 7.2.6) and, to the extent not inconsistent therewith, on a pro rata basis (unless otherwise determined by the Board of Directors in its sole and absolute discretion).

(iii)	To the extent that, upon a transfer of shares of Capital Stock to a Trust pursuant to this Section 7.2.1(b), a violation of any provision of this Article VII would nonetheless be continuing (for example, where the ownership of shares of Capital Stock by a single Trust would result in the shares of Capital Stock being beneficially owned (determined under the principles of Section 856(a)(5) of the Code) by fewer than 100 persons), then shares of Capital Stock shall be transferred to that number of Trusts, each having a distinct Trustee and a Charitable Beneficiary or Charitable Beneficiaries that are distinct from those of each other Trust, such that there is no violation of any provision of this Article VII.

7.2.2	Remedies for Breach. If the Board of Directors shall at any time determine that a Transfer has taken place that results in a violation of Section 7.2.1 or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 7.2.1 (whether or not such violation is intended), the Board of Directors may take such action as it deems advisable, in its sole and absolute discretion, to refuse to give effect to or to prevent such Transfer, including, without limitation, causing the Corporation to redeem shares, and in the event of such Transfer, all shares resulting in such violation shall be redeemable by the Corporation, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer; provided, however, that any Transfer or attempted Transfer in violation of Section 7.2.1 shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors.

7.2.3	Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Section 7.2.1(a) or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Section 7.2.1(b) shall immediately give written notice to the Corporation of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s status as a REIT.

7.2.4	Owners Required To Provide Information. From the Initial Date and prior to the Restriction Termination Date:

(a)	every owner of at least five percent (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of any class or series of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of shares of each class and series of Capital Stock Beneficially Owned and a description of the manner in which such shares are held. Each such owner shall provide promptly to the Corporation in writing such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit; and

(b)	each Person who is a Beneficial Owner or Constructive Owner of shares of Capital Stock and each Person (including the stockholder of record) who is holding shares of Capital Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation in writing such information as the Corporation may request in order to determine the Corporation’s status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit.

7.2.5	Remedies Not Limited. Subject to Section 5.6 of the Charter, nothing contained in this Section 7.2 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation or the interests of its stockholders in preserving the Corporation’s status as a REIT.

7.2.6	Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article VII, including Section 7.2, Section 7.3 or any definition contained in Section 7.1, or any defined term used in this Article VII but defined elsewhere in the Charter, the Board of Directors shall have the power to determine the application of the provisions of this Section 7.2 or Section 7.3 or any such definition with respect to any situation based on the facts known to it. In the event Section 7.2 or Section 7.3 requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Section 7.1, Section 7.2 or Section 7.3. Absent a decision to the contrary by the Board of Directors (which the Board of Directors may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Section 7.2.2) acquired Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 7.2.1, such remedies (as applicable) shall apply first to the shares of Capital Stock which, but for such remedies, would have been actually owned by such Person, and second to the shares of Capital Stock which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such shares of Capital Stock based upon the relative number of the shares of Capital Stock held by each such Person.

7.2.7	Exceptions.

(a)	Subject to Section 7.2.1(a)(ii), the Board of Directors, in its sole and absolute discretion, may exempt (prospectively or retroactively) a Person from the Aggregate Stock Ownership Limit and/or the Common Stock Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person if:

(i)	the Board of Directors determines, based on such representations and undertakings from such Person to the extent required by the Board of Directors and as the Board of Directors determines are reasonably necessary for the Board of Directors to ascertain, that such exemption will not cause five or fewer Individuals to Beneficially Own more than 49% in value of the outstanding Capital Stock (taking into account the then-current Common Stock Ownership Limit and Aggregate Stock Ownership Limit, any then-existing Excepted Holder Limits, and the Excepted Holder Limit of such Person);

(ii)	the Board of Directors determines, based on such representations and undertakings from such Person to the extent required by the Board of Directors and as the Board of Directors determines are reasonably necessary to ascertain, that such Person does not and will not actually or constructively own, determined in accordance with Sections 856(d)(2)(B) and 856(d)(5) of the Code, an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation to own, actually or constructively, determined in accordance with Sections 856(d)(2)(B) and 856(d)(5) of the Code, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (for this purpose, a tenant from whom the Corporation (or an entity directly or indirectly owned, in whole or in part, or controlled by the Corporation) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the judgment of the Board of Directors, rent from such tenant would not adversely affect the Corporation’s ability to qualify as a REIT shall not be treated as a tenant of the Corporation); and

(iii)	such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Sections 7.2.1 through 7.2.6) will result in such shares of Capital Stock being automatically transferred to a Trust in accordance with Sections 7.2.1(b) and 7.3.

(b)	Prior to granting any exception pursuant to Section 7.2.7(a), the Board of Directors may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole and absolute discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

(c)	Subject to Section 7.2.1(a)(ii), an underwriter, placement agent or initial purchaser that participates in a public offering, forward sale or a private placement or other private offering of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Common Stock Ownership Limit, the Aggregate Stock Ownership Limit, or both such limits, but only to the extent necessary to facilitate such public offering, forward sale or private placement.

(d)	The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit, as applicable.

7.2.8	Increase or Decrease in Aggregate Stock Ownership and Common Stock Ownership Limits. Subject to Section 7.2.1(a)(ii) and this Section 7.2.8, the Board of Directors may, in its sole and absolute discretion, from time to time increase or decrease the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit for one or more Persons and decrease or increase the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit for all other Persons. No decreased Common Stock Ownership Limit or Aggregate Stock Ownership Limit will be effective for any Person whose percentage of ownership of Capital Stock is in excess of such decreased Common Stock Ownership Limit or Aggregate Stock Ownership Limit, as applicable, until such time as such Person’s percentage of ownership of Capital Stock equals or falls below the decreased Common Stock Ownership Limit or Aggregate Stock Ownership Limit, as applicable; provided, however, any further acquisition of Capital Stock or increased Beneficial Ownership or Constructive Ownership of shares of Capital Stock by any such Person (other than a Person for whom an exemption has been granted pursuant to Section 7.2.7(a) or an Excepted Holder) in excess of the Capital Stock Beneficially Owned or Constructively Owned by such person on the date the decreased Common Stock Ownership Limit or Aggregate Stock Ownership Limit, as applicable, became effective will be in violation of the Common Stock Ownership Limit or Aggregate Stock Ownership Limit. No increase to the Common Stock Ownership Limit or Aggregate Stock Ownership Limit may be approved if the new Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit (taking into account any then-existing Excepted Holder Limits to the extent appropriate as determined by the Board of Directors) would allow five or fewer Individuals to Beneficially Own, in the aggregate, more than 49.9% in value of the outstanding Capital Stock.

7.2.9	Legend. Each certificate for shares of Capital Stock, if certificated, shall bear substantially the following legend:

The shares represented by this certificate are subject to restrictions on Beneficial Ownership and Constructive Ownership and Transfer for the purpose, among others, of the Corporation’s maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in the Corporation’s Charter, (i) no Person may Beneficially Own or Constructively Own shares of the Corporation’s Common Stock in excess of the Common Stock Ownership Limit unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially Own or Constructively Own shares of Capital Stock of the Corporation in excess of the Aggregate Stock Ownership Limit, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially Own or Constructively Own Capital Stock that could result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; and (iv) no Person may Transfer shares of Capital Stock if such Transfer would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons. Any Person who Beneficially Owns or Constructively Owns or attempts or intends to Beneficially Own or Constructively Own shares of Capital Stock which causes or will cause a Person to Beneficially Own or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice. If any of the restrictions on Transfer or ownership provided in (i) through (iii) above are violated, the shares of Capital Stock in excess or in violation of the above limitations will be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may take other actions, including redeeming shares upon the terms and conditions specified by the Board of Directors in its sole and absolute discretion if the Board of Directors determines that ownership or a Transfer may violate the restrictions described above. Furthermore, if the ownership restrictions provided in (iv) above would be violated or upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Capital Stock of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

Instead of the foregoing legend, the certificate or any notice in lieu of a certificate may state that the Corporation will furnish a full statement about certain restrictions on ownership and transfer of the shares to a stockholder on request and without charge.

Section 7.3             Transfer of Capital Stock in Trust.

7.3.1	Ownership in Trust. Upon any purported Transfer that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer that results in the transfer to the Trust pursuant to Section 7.2.1(b). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 7.3.6.

7.3.2	Status of Shares Held by the Trustee. Shares of Capital Stock held by the Trustee shall be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust. The Prohibited Owner shall have no claim, cause of action, or any other recourse whatsoever against the purported transferor of such Capital Stock.

7.3.3	Dividend and Voting Rights. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid by the recipient of such dividend or other distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or other distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of Capital Stock held in the Trust and, subject to Maryland law, effective as of the date that the shares of Capital Stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee’s sole and absolute discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VII, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its stock transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes and determining the other rights of stockholders.

7.3.4	Sale of Shares by Trustee. Within 20 days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a Person or Persons, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 7.2.1(a). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 7.3.4. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 7.3.4, such excess shall be paid to the Trustee upon demand.

7.3.5	Purchase Right in Capital Stock Transferred to the Trustee. Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation shall reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions which has been paid to the Prohibited Owner and is owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. The Corporation shall pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Trust pursuant to Section 7.3.4. Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

7.3.6	Designation of Charitable Beneficiaries. By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary or Charitable Beneficiaries of the interest in the Trust such that (i) the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Section 7.2.1(a) in the hands of such Charitable Beneficiary or Charitable Beneficiaries and (ii) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. Neither the failure of the Corporation to make such designation nor the failure of the Corporation to appoint the Trustee before the automatic transfer provided in Section 7.2.1(b) shall make such transfer ineffective, provided that the Corporation thereafter makes such designation and appointment.

Section 7.4             NYSE Transactions. Nothing in this Article VII shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VII and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VII.

Section 7.5             Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VII.

Section 7.6             Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

Section 7.7             Severability. If any provision of this Article VII or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of such court.

ARTICLE VIII

AMENDMENTS

The Corporation reserves the right from time to time to make any amendment to its Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any shares of outstanding stock. All rights and powers conferred by the Charter on stockholders, directors and officers are granted subject to this reservation. Except for amendments to Section 5.7 or the next sentence of the Charter, and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the Charter, any amendment to the Charter shall be valid only if declared advisable by the Board of Directors and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter. However, any amendment to Section 5.7 or to this sentence of the Charter shall be valid only if declared advisable by the Board of Directors and approved by the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.

ARTICLE IX

LIMITATION OF LIABILITY

To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages. Neither the amendment nor repeal of this Article IX, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article IX, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

THIRD:                  Pursuant to Section 2-602(b)(8) of the MGCL, the Charter of the Corporation is hereby further amended to provide that, immediately upon the acceptance for record of these Articles of Amendment and Restatement by the State Department of Assessments and Taxation of Maryland (the “Effective Time”), the 1,000 shares of common stock, par value $1.00 per share, of the Corporation that were issued and outstanding immediately prior to the Effective Time shall be changed automatically into a total of 23,668,251 shares of Class A-1 Common Stock having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption set forth in Article VI of the foregoing amendment and restatement of the Charter.

FOURTH:              The amendment and restatement of the Charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FIFTH:                   The current address of the principal office of the Corporation in Maryland is as set forth in Article IV of the foregoing amendment and restatement of the Charter.

SIXTH:                   The name and address of the Corporation’s current resident agent in Maryland is as set forth in Article IV of the foregoing amendment and restatement of the Charter.

SEVENTH:           The number of directors of the Corporation and the names of those currently in office are as set forth in Article V of the foregoing amendment and restatement of the Charter.

EIGHTH:               The total number of shares of stock of all classes which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement of the Charter was 1,000 shares of common stock, par value $1.00 per share. The aggregate par value of all authorized shares of stock having par value was $1,000.

NINTH:                   The total number of shares of stock of all classes which the Corporation has authority to issue pursuant to the foregoing amendment and restatement of the Charter is one billion, six hundred fifty million (1,650,000,000), consisting of one billion, five hundred million (1,500,000,000) shares of Class A-1 common stock, par value $0.01 per share, one hundred million (100,000,000) shares of Class A-2 common stock, par value $0.01 per share, and fifty million (50,000,000) shares of preferred stock, par value $0.01 per share. The aggregate par value of all authorized shares of stock having par value is $16,500,000.

TENTH:                 The undersigned Executive Vice President and General Counsel acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned Executive Vice President and General Counsel acknowledges that, to the best of her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its Executive Vice President and General Counsel and attested to by its Secretary as of the 17th day of March, 2026.

ATTEST:		JANUS LIVING, INC.

/s/ Carol B. Samaan		By:	/s/ Tracy A. Porter
Name:	Carol B. Samaan		Name:	Tracy A. Porter
Title:	Secretary		Title:	Executive Vice President and General Counsel